SERVICE AGREEMENT

between

MANULIFE FINANCIAL CORPORATION

and

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

1.	GENERAL SERVICES	1
2.	PERSONNEL	2
3.	ADMINISTRATIVE SERVICES	2
4.	RECORDS	3
5.	COMPLIANCE WITH LAW	4
6.	PERFORMANCE OF SERVICES	4
7.	COMPENSATION	4
8.	CLAIM SETTLEMENT	5
9.	RESERVATION OF AUTHORITY	5
10.	RIGHT OF COMPANY TO CONTRACT WITH THIRD PARTIES	6
11.	AVAILABILITY OF PROVIDER TO CONTRACT WITH OTHERS	6
12.	CONFLICTS OF INTEREST	7
13.	LIABILITY	7
14.	ASSIGNMENT	7
15.	SEVERABILITY	7
16.	ENTIRE AGREEMENT	7
17.	HEADINGS	8
18.	TERMINATION	8
19.	GOVERNING LAW	8
20.	CURRENCY	8

GPW#30113 - Service Agreement - MFC to ManUSA 01/23/01

SERVICE AGREEMENT

THIS AGREEMENT, effective as of 12:01 A.M. (EDT), January 1st, 2001 between MANULIFE FINANCIAL CORPORATION, an insurance holding company organized under the laws of Canada (“Provider”), and THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A), a stock life insurance company domiciled in the State of Michigan (“the “Company”).

WHEREAS, Provider has extensive experience in the operation of an insurance business; and

WHEREAS, the Company is an indirect wholly-owned subsidiary of Provider carrying on the business of life insurance; and

WHEREAS, the Company desires to have Provider perform various administrative and support services (collectively “services”) in its operations; and

WHEREAS, Provider and the Company desire that an agreement be made between them concerning the operation of their businesses for their mutual benefit;

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter expressed, and other good and valuable consideration, the Parties agree as follows:

1.	GENERAL SERVICES

Subject to the terms, conditions and limitations of this Agreement, Provider agrees, to the extent requested by the Company and agreed to by Provider, to perform diligently and in a professional manner such services for the Company as the Company determines to be reasonably necessary in the conduct of its operations, including but not limited to, data processing, claims, legal, tax, accounting, internal audit, corporate compliance, human resources, payroll, purchasing and supply, office planning, printing and art, reinsurance, real estate and mortgage administration, investments, marketing and actuarial.

The Company agrees that Provider may arrange to furnish such services through one or more of its affiliates, subject to the terms, conditions and limitations set forth herein. Provider shall, if so requested, provide the Company with written confirmation of the nature and extent of services to be provided to the Company by such affiliates. Any such affiliate shall agree to be bound by all terms and conditions of this Agreement. Provider shall, at all times, remain liable for the performance of services by such affiliates to the same extent as if Provider itself had performed them.

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2.	PERSONNEL

(a)	Provider shall determine which of its employees are available to perform services for the Company and the Company shall designate certain of these employees as employees of the Company.

(b)	It is understood and agreed that the officers and employees of Provider (including those who are also employees, officers or directors of the Company) in performing services pursuant to this Agreement for the Company shall, with respect to all forms of their compensation, be acting as employees of Provider.

(c)	Provider retains full liability to such officers and employees for their remuneration for performing services pursuant to this Agreement, including welfare, salaries, benefits, required employer contributions and tax obligations and in no event shall such officers and employees have a claim for remuneration from the Company. Provider shall pay the costs relating to the office space, supplies and equipment used by such officers and employees. Provider agrees to hold harmless and indemnify the Company as a result of any claim for remuneration by any director, officer or employee of Provider for performing services pursuant to this Agreement.

3.	ADMINISTRATIVE SERVICES

(a)	Subject to the terms, conditions and limitations of this Agreement, Provider agrees to act, in the name of the Company, as administrative manager for the Company with respect to the business of life insurance and its related products carried on by the Company and to perform to the extent requested by the Company and agreed to by the Provider, such services for the Company as the Company deems to be reasonably necessary for its operations, including administrative, marketing and technical functions in connection with the development, management, marketing and processing of the business related thereto including but not limited to, billing and collection of premiums, processing of claims, answering customer correspondence, maintenance of necessary data processing and other records, payment of producer’s commissions (including the responsibility for and expense of computation of any contingent commissions), underwriting, appointment and cancellation of agencies and cancellation of policies.

(b)	Provider shall also, as required and at the Company’s direction, perform general banking services and investment management and advisory services for all assets of the Company.

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(c)	In performing such functions in connection with the management of the Company’s assets, Provider shall ensure that the assets of the Company are invested in accordance with the stated investment philosophy and investment objectives of the account in which such assets are held, subject always to the Company’s investment guidelines and policies as such guidelines and policies may be amended by the Company, restrictions of the Company’s Articles of Incorporation and By-Laws, as amended from time to time, as well as the pertinent provision of the Insurance Code of the State of Michigan and regulations thereunder, and the provisions of the Undertaking given by the Company to the Office of the Superintendent of Financial Institutions (Canada), where applicable.

(d)	Provider shall not knowingly be in a position of having conflicting interests with the Company due to activities which actually amount to business competition with the Company.

(e)	Premiums collected by Provider on behalf of the Company shall be held by Provider in a fiduciary capacity with respect to the Company and shall be paid over to the Company immediately following collection.

4.	RECORDS

(a)	The Company shall own and control all files, documents, correspondence, papers and other records of every kind and description maintained and prepared by Provider in connection with the services provided by Provider hereunder and Provider shall prepare and maintain such basic policy records and other business records as are usual and customarily prepared and necessary for the Company to perform in its proper function as an insurer and to meet all regulatory requirements. Provider shall not disclose or use any records prepared by reason of this Agreement in any manner except as expressly authorized herein or directed by the Company and shall keep confidential any information obtained by reason of this Agreement. Upon termination of this Agreement and if requested by the Company, Provider shall promptly return to the Company or its designee all such records.

(b)	Provider shall furnish the Commissioner of Insurance of Michigan (the “Commissioner”) with any information or reports in connection with any of the services provided hereunder which the Commissioner may request.

(c)	The Company shall have access to the books and records of Provider during regular business hours and shall have the right to examine and audit the books and records pertaining to the business operations serviced under this Agreement.

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5.	COMPLIANCE WITH LAW

(a)	In the performance of such services as described herein, Provider shall comply with applicable laws, rules and regulations of the Michigan Insurance Department and the insurance regulatory authorities of other jurisdictions in which the policies serviced under this Agreement are issued.

(b)	Provider shall submit to all regulatory and administrative bodies having jurisdiction over the services provided pursuant to this Agreement, present or future, any information, reports or other material which any such body by reason of this Agreement may request or require pursuant to applicable laws and regulations.

(c)	Provider acknowledges that the services which it performs under this Agreement for the Company will enable the Company to perform administrative and support services which the Company is obligated to perform for its subsidiaries in the United States, and in providing services under this Agreement, Provider shall comply with all applicable federal and state laws, rules and regulations.

6.	PERFORMANCE OF SERVICES

The services to be performed by Provider hereunder will be performed at the Home Office of Provider in Toronto, Ontario, Canada, or at such other affiliate offices as may be deemed expedient at Provider’s sole discretion.

7.	COMPENSATION

(a)	The Company shall pay Provider a fee as compensation for services performed or provided pursuant to this Agreement, including the costs relating to the office space, supplies and equipment used by personnel in providing or performing such services.

(b)	The fee for the services provided shall be determined at fair market value by reference to the arm’s length principle as proposed by the Organization for Economic Cooperation and Development, consistent with the interpretations adopted by The Canada Customs and Revenue Agency and Internal Revenue Services pursuant to Section 247 of the Income Tax Act of Canada and Section 482 of the United States Internal Revenue Code respectively.

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(c)	Provider shall submit to the Company a written statement of the amount charged by Provider for the services provided pursuant to this Agreement from time to time, but no less often than annually, and payment shall be made by the Company on a schedule agreed to by the parties.

(d)	Included in any of the foregoing written statements submitted by Provider to the Company shall be any out of pocket expenses which Provider incurs in the performance or provision of services pursuant to this Agreement and for which Provider will be reimbursed by the Company.

(e)	In the event the Company objects to any such charges, it shall so advise Provider within thirty (30) days of receipt of notice of said written statement. Unless the parties can reconcile any such objection, they shall agree to the selection of a firm of independent certified public accountants or such other body as the parties consider appropriate, which shall determine the fee properly allocable to the Company and shall, within a reasonable time, submit such determination, together with the basis therefor, in writing to Provider and the Company whereupon such determination shall be binding. The expense of such a determination by a firm of independent certified public accountants or third party shall be borne equally by Provider and the Company.

8.	CLAIM SETTLEMENT

Pursuant to claim settlement policies utilized by the Company and subject to the Company’s right to review at any time the procedures followed by Provider in implementing said settlement policies, Provider shall be authorized to pay, compromise or settle any claim or other cause of action arising from the insurance operations serviced hereby.

9.	RESERVATION OF AUTHORITY

(a)	Provider is not authorized by this Agreement to (i) extend credit for the Company nor (ii) alter, waive or modify any of the terms, conditions, or limitations of any policy serviced hereunder.

(b)	The officers and Board of Directors of the Company retain the right to supervise and control all functions performed by Provider on behalf of the Company.

(c)	The Company shall retain custody of, responsibility for and control of, all investments while Provider advises on and manages the investment of all general and separate account assets of the Company.

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(d)	The Company has the ultimate right to control all matters relating to policy development, underwriting, marketing, cancellation of policies, cancellation of agency appointments and the determination of agents’ commissions.

(e)	The Company retains any duties not delegated to Provider hereunder.

10.	RIGHT OF COMPANY TO CONTRACT WITH THIRD PARTIES

(a)	Nothing herein shall be deemed to grant Provider an exclusive right to provide services to the Company, and the Company retains the right to contract with any third party, affiliated or unaffiliated, for the performance of services or for the use of facilities as are available to or have been requested by the Company pursuant to this Agreement.

(b)	In the event the Company wishes to directly perform or contract with a third party to perform the functions or any of the functions handled by Provider under this Agreement, the Company shall be entitled, upon giving 60 days or more advance written notice, to terminate this Agreement in whole or in part as to the functions to be performed by the Company or a third party contracted by the Company.

11.	AVAILABILITY OF PROVIDER TO CONTRACT WITH OTHERS

The Company understands and agrees that Provider may provide services to other companies and to other clients, including affiliates of the Provider. The Company understands that the employees of Provider who assist in the performance of the services described above will also devote time to rendering similar services to the other entities for which Provider also acts as investment provider or adviser. When investment opportunities arise that may be appropriate for more than one account, fund, or company for which Provider serves as investment provider or adviser, it will not favor one over another and may allocate investments among them in an impartial manner which is believed to be equitable to each entity involved. The allocations will be based on each entity’s investment objectives and its current cash and investment positions. Because the various entities for which Provider acts as investment provider or adviser have different investment objectives and positions, Provider may from time to time buy a particular security for one or more clients while at the same time it sells such securities for another account, fund, or company.

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12.	CONFLICTS OF INTEREST

It is understood that directors, officers and employees of Provider are or may become interested in the Company, as directors, officers, or employees and that the existence of any such dual interest shall not effect the validity of this Agreement or of any transactions hereunder except as otherwise provided in the Articles of Incorporation of the Company, or the Charter of Provider, or by specific provision of applicable law.

13.	LIMITATION OF LIABILITY

(a)	Provider shall not be liable to the Company except for its own wilful misconduct or negligence in providing the services set forth in this Agreement.

(b)	The Company agrees to hold harmless and indemnify the Provider (including its successors, officers, agents, directors, employees, representatives and affiliates) from and against all losses, claims, demands, damages, liabilities and expenses (collectively “Claims”) which may be made or brought against the Provider or which it may suffer as a result of providing services hereunder, except to the extent that a Claim results from the wilful misconduct or negligence of the Provider.

14.	ASSIGNMENT

The rights, obligations, and interests of the parties under this Agreement shall not be assignable in whole or in part.

15.	SEVERABILITY

Should any portion of this Agreement for any reason be held to be void in law or in equity, the Agreement shall be construed, so far as is possible, as if such portion had never been contained herein.

16.	ENTIRE AGREEMENT

This Agreement revokes any and all prior agreements between the parties and contains the entire understanding of the Parties and may not be amended except by an agreement in writing of subsequent date signed by the parties.

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17.	HEADINGS

The headings in the Articles of this Agreement are inserted for convenience of reference only and shall not constitute a part thereof.

18.	DURATION AND TERMINATION

This Agreement shall become effective as of the date first above written and shall continue in effect until terminated by either party by providing 60 days’ prior written notice, delivered personally or addressed to the other at its Home Office.

In addition and without prejudice to the right of either party to terminate as aforesaid, either party may party request that the terms of this Agreement be renegotiated on the third anniversary of its effective date and thereafter at the end of any successive three year period.

19.	GOVERNING LAW

This Agreement shall be governed by and construed according to the laws of the State of Michigan.

20.	CURRENCY

Payment for services performed by Provider under this Agreement may be made in the lawful currency of either the United States or Canada or such other lawful currency as may be deemed appropriate.

IN WITNESS WHEREOF, Manulife Financial Corporation and The Manufacturers Life Insurance Company (U.S.A.) have caused this Agreement to be executed and their Corporate Seals affixed hereto effective the date first mentioned above.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Peter Rebenovitch
Peter Rubenovitch
Executive Vice President & Chief Financial Officer

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THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

By:	/s/ John D. DesPrez III
John D. DesPrez III
President

/s/ John Ostler
John Ostler
Vice President & Chief Financial Officer

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